

July 28, 2020

Bo James Howell, Esq.
Practus, LLP
6224 Turpin Hills Drive
Cincinnati, OH 45224

Re: Waycross Independent Trust
        File Nos. 333-239562 and 811-23581

Dear Mr. Howell:

On June 30, 2020, you filed on behalf of Waycross Independent Trust (the "Trust") a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company Act") to register shares of Waycross Long/Short Equity Fund (the "Long/Short Fund") and Waycross Focused Equity Fund (the "Focused Fund") (each, a "Fund," and together, the "Funds"). We have noted that, as disclosed in your cover letter, Waycross Long/Short Equity Fund is a successor fund to Waycross Long/Short Equity Fund, an existing series of the Ultimus Managers Trust. We have reviewed the registration statement, and have the following comments. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Also, in your cover letter you state that the Long/Short Fund will file a Schedule 14A either in July or August to discuss the reorganization. Please explain to us why the reorganization does not need to be registered as required by rule 145 of the Securities Act.

PROSPECTUS

Both Funds:

1.   Since both Funds are new series of the Trust, please provide new legality opinions and related consents of counsel for each Fund, consistent with Staff Legal Bulletin No. 19 (CF), in a pre-effective amendment.

Prospectus Summary – Fees and Expenses (Pages 1 and 7)

2.   In the "Shareholder Fees" section of the fee tables, please consider disclosing "None" just once in the amount column opposite "Shareholder Fees," and omitting the several other individual line items that show "None." See Instruction 1(c) to Item 3 of Form N-1A.

3.   Footnote (1) to the fee tables states that Management Fee reductions and expense reimbursements by the Adviser "are subject to repayment by the Fund for a period of 3 years after such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses *(exclusive of such reductions and reimbursements)* to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred." (Emphasis added.) Please revise the bold parenthetical in this disclosure to state "after the repayment is taken into account." Also, if the Funds' expenses will not be reduced by waivers/reimbursements during the current year, please delete the line item from the fee tables. See Instruction 3(e) to Item 3 of Form N-1A. Finally, please file copies of the fee waiver agreements as exhibits to the registration statement.

Prospectus Summary – Principal Risks (Pages 3 and 8)

4.   Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds' disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If the Funds believe that no additional disclosure is warranted, please explain to us supplementally why not.

Additional Information Regarding the Funds' Investment Objectives, Investment Strategies and Related Risks (Page 11)

5.   Please provide the information required by Item 9(b) of Form N-1A, including descriptions of how the Funds intend to achieve their investment objectives, the principal investment strategies of the Funds, and the particular type or types of securities in which the Funds will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to Item 4(a) of Form N-1A.

6.   Please provide the information required by Item 9(c) of Form N-1A, including a description of the principal risks to which the Funds' particular portfolios as a whole are expected to be subject and the circumstances reasonably likely to affect adversely the Funds' net asset value, yield, or total return. Please ensure that all principal risks discussed in this section are summarized in the summary prospectus in response to Item 4(b) of Form N-1A.

How to Redeem Shares – By Telephone (Page 18)

7.   The second paragraph of this section states that shareholders may be charged a fee of $15 for outgoing wires when redeeming shares. Please add this fee to the fee tables for both Funds.

Waycross Long/Short Equity Fund

Prospectus Summary – Principal Investment Strategies (Page 2)

8.　　The first paragraph of this section states that the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities ***traded*** in the U.S.　Please explain to us whether investing in foreign or emerging market securities that trade in the U.S. is also a principal investment strategy of the Fund.　If so, please disclose in this section, and provide corresponding risks if appropriate.

Waycross Focused Equity Fund

Prospectus Summary - Fees and Expenses (Page 7)

9.　　Please provide a completed fee table and Example as soon as possible.　Also, since this is a new fund, please ensure that the Example provides information for only the one and three year periods.　See Instruction 6(b) to Item 3 of Form N-1A.

Prospectus Summary – Investment Objective (Page 7)

10.　　This section states that the Fund seeks capital appreciation over a "full market cycle."　Please provide a brief definition of a "full market cycle" in the discussions of the Fund's principal investment strategies.

Prospectus Summary – Principal Investment Strategies (Page 8)

11.　　The first paragraph of this section states that the Fund may invest in securities of foreign companies.　Please explain to us whether investing in emerging market securities is also a principal investment strategy of the Fund.　If so, please disclose in this section, and provide corresponding risks if appropriate.

12.　　The first paragraph of this section also states that the Fund will hold 25 to 35 issues. Please provide a corresponding risk regarding the Fund's holdings of large positions of a small number of securities.

Performance Summary (Page 9)

13.　　In your response letter, please explain to us which broad measure of market performance the Fund's performance will be compared.

Prior Performance of Similar Accounts Managed by the Adviser (Page 13)

14.   The first sentence of the first paragraph in this section states in bold "Prior Performance of Focused Fund Similar Accounts." In order to avoid confusion with the performance of the Focused Fund, please revise this sentence to state "Prior Performance of Accounts Similar to the Focused Fund," or a similar heading.

15.   The second sentence of the first paragraph defines the Waycross Focused Equity Strategy Composite as the "Focused Strategy Composite." In order to avoid confusion with the performance of the Focused Fund, please revise the "Focused Strategy Composite" to the "Strategy Composite," or a similar term.

16.   The second paragraph of this section states that the Strategy Composite consists of all accounts that the Adviser manages that are substantially similar to the Focused Fund. Please disclose whether the accounts referenced in this sentence are private accounts, investment companies, or a combination of the two.

17.   The third paragraph of this section states that the returns of the Strategy Composite are calculated net of any management fees payable to the Adviser, "***and other expenses*** for services not covered by the Adviser's management fee." (Emphasis added.) Please disclose that the returns of the Strategy Composite are calculated net of ***all*** fees and expenses charged to the components of the Strategy Composite.

18.   The third paragraph of this section states that, because the fees and expenses of the Focused Fund are ***different*** from the fees and expenses of the accounts within the Strategy Composite, the performance of the Strategy Composite ***may be lower*** if the fees and expenses of the Focused Fund had been applied to the accounts in the Strategy Composite. Please disclose whether the fees and expenses of the Focused Fund are higher or lower than those of the Strategy Composite. If the Focused Fund fees and expenses are ***higher*** than those of the Strategy Composite, please revise the disclosure to state that the performance of the Strategy Composite ***would be lower***.

19.   The fourth paragraph of this section states that not all of the accounts included in the Strategy Composite are subject to certain investment limitations or restrictions that are imposed by the Investment Company Act and the Internal Revenue Code. Please disclose that these limitations and restrictions, if they had been applicable, may have adversely affected the performance results of the Strategy Composite.

20.   In order to avoid confusion with the performance of the Focused Fund, please revise the heading of the performance table in this section to state "Strategy Composite Performance as of March 31, 2020," or a similar heading.

21.   Please supplementally represent to us that the Focused Fund has the records necessary to support the calculation of the performance, as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – Fundamental Restrictions

22.   Concentration. This section states that each Fund will not invest more than 25% of its total assets in a particular industry, and that this limitation is not applicable to investments in obligations issued or guaranteed by state or municipal governments or their political subdivisions.   Please revise this policy to state that it is not applicable to investments in *tax-exempt* obligations of state or municipal governments or their political subdivisions. See Investment Company Act Release No. 9785 (May 31, 1977).

SIGNATURES

23.   The registration statement was signed by the Trust's president and one of its three trustees. Please ensure that the Trust's pre-effective amendment is signed by the Trust's principal executive officer, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees. See Section 6(a) of the Securities Act.

* * * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

             Sincerely,

            /s/ Edward P. Bartz

             Edward P. Bartz
             Senior Counsel

cc: Michael J. Spratt, Assistant Director
   Michael J. Shaffer, Branch Chief